	UNITED STATES	OMB APPROVAL
	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009
	FORM 12b-25	Estimated average burden hours per response........2.50
	NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For the Period Ended: January 3, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Monaco Coach Corporation
Full Name of Registrant

Former Name if Applicable

91320 Industrial Way
Address of Principal Executive Office (Street and Number)

Coburg, Oregon 97408
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Monaco Coach Corporation (the “Registrant”) is filing this Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended January 3, 2009 (the “2008 Form 10-K”), because it needs additional time to complete its year-end close process, complete its financial statements and complete its assessment of internal control over financial reporting as of January 3, 2009.

The Registrant filed for protection under Chapter 11 of the U.S. Bankruptcy Code on March 5, 2009. Prior to and since the bankruptcy filing, the Registrant has been immersed in pre-bankruptcy and bankruptcy-related matters, including valuation of assets, preparation of financial projections and formulation and preparation of disclosure materials to the United States Trustee’s office and the Bankruptcy Court, formulating a plan of reorganization, and obtaining Debtor-In-Possession (DIP) financing. Filing for protection under Chapter 11 and the uncertainty regarding the ability to successfully complete the Company’s reorganization plan, including obtaining the related DIP financing, these conditions raise substantial doubt about our ability to continue as a going concern. At the same time, the Registrant has experienced attrition of certain key personnel within its accounting organization, including, in particular, the resignations of certain key personnel in the corporate consolidations and SEC reporting functions.  In addition, as a result of the process of impairment testing and estimating the fair value of impaired assets, among other things, the Registrant requires additional time to complete its year-end close process, complete its financial statements and complete its assessment of internal control over financial reporting.  In order to complete its year-end close process, complete its financial statements and complete its assessment of internal control over financial reporting, the Company must finalize impairment testing in order to estimate the fair value of impaired assets, among other things.  As the Company completes its assessment of internal control over financial reporting, it is possible that material weaknesses will be identified.  Accordingly, the Registrant is not able to file its 2008 Form 10-K in a timely manner without unreasonable effort or expense.  The Registrant believes that, despite efforts to file its Form 10-K, it is likely that it will need additional time beyond April 3, 2009, to file its 2008 Form 10-K. If the Registrant is not able to complete its financial statements and file the 2008 Form 10-K by April 3, 2009, the Registrant will file the 2008 Form 10-K as soon as reasonably practicable after that date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

P. Martin Daley	541	686-8011
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).  Yes ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒  No ☐
If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Monaco Coach Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	March 19, 2009	By:	/s/ P. Martin Daley
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

ATTACHMENT

Significant Change in Results of Operations

The Registrant anticipates that the earnings statements to be included in its 2008 Form 10-K will reflect a significant change in its results of operations from the fiscal year ended 2007. Specifically, the Registrant had previously reported on its September 27, 2008 Form 10-Q a net loss of $89.9 million for the nine months then ended compared to net income of $12 million for the entire year in 2007.  The Registrant is assessing its long-lived assets for impairment and believes it is probable it will report a material impairment charge for the period ending December 31, 2008; however, the Registrant is still evaluating the results of its assessment and is not able at this time to estimate the amount or range of this potential charge.